Consent of Independent Public Accountants


Our report dated February 23, 1998, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has net stockholders' and working capital deficiencies as well as insufficient funds to pay its secured and unsecured debt obligations which raise substantial doubts about its ability to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of this uncertainty.

We consent to the use of our report incorporated herein by reference.



KPMG PEAT MARWICK LLP


Orange County, California
July 22, 1998